Exhibit j(1)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment Nos. 52 and 54 to the Registration Statement No. 811-4707 on Form N-1A of Fidelity Advisor Series II, of our reports dated December 8, 2000 appearing in the Annual Reports to Shareholders of Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor Government Investment Fund, Fidelity Advisor High Income Fund, Fidelity Advisor High Yield Fund, and Fidelity Advisor Short-Fixed Income Fund for the year ended October 31, 2000.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

____________________________	/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
December 22, 2000